Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-162063

Subject Company: Marvel Entertainment, Inc.

Exchange Act File Number: 1-13638

The following is a form of recording which will be made available to stockholders of Marvel Entertainment, Inc. (“Marvel”). Beginning at 9:00 a.m. on December 23, 2009 through December 30, 2009, MacKenzie Partners, Inc., Marvel’s proxy solicitor, will make current exchange ratio and merger consideration information available daily at the following toll-free number: (888) 407-8968.

Script for MacKenzie Partners re: Merger Consideration.

Thank you for calling MacKenzie Partners. We are the proxy solicitor in connection with the special meeting of stockholders of Marvel Entertainment, Inc., scheduled to be held on December 31st at 9:00 a.m. At the special meeting, stockholders will consider and vote on a proposal to adopt the Agreement and Plan of Merger that will result in the merger of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Marvel that also constitutes a prospectus of Disney. The definitive proxy statement/prospectus of Disney and Marvel has been mailed to Marvel stockholders. Marvel stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the definitive proxy statement/prospectus, free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request for such filing to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in the definitive proxy statement/prospectus filed by Disney with the SEC pursuant to Rule 424 under the Securities Act of 1933 on December 2, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

This toll-free number has been provided by Marvel Entertainment to give Marvel stockholders current information about the exchange ratio and merger consideration to be paid to Marvel stockholders based on the most recent closing price of Disney common stock on the New York Stock Exchange.

Assuming the merger is consummated and assuming the closing price of Disney common stock on the New York Stock Exchange on the closing date of the merger is ___ dollars and ___ cents, which was the closing price of Disney common stock on December ___, 2009, each share of Marvel common stock would be exchanged for:

•	___ dollars in cash, and
•	___ shares of Disney common stock,

representing total merger consideration with a value of ___ dollars and ___ cents.

As disclosed in the proxy statement/prospectus relating to the merger, the final exchange ratio cannot be determined until the closing of the merger. Please be advised that the value of total merger consideration will fluctuate as the value of Disney common stock fluctuates. For more information, please refer to the proxy statement/prospectus relating to the proposed merger or call us at
(800) 322-2885 or (212) 929-5500.